Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form F-4 of our report dated July 29, 2010 (except as to Notes 16 and 17, which are as of December 24, 2010) relating to the financial statements of Timmins Gold Corp. (which report expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and substantial doubt on Timmins Gold Corp.’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading of “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

February 10, 2011